

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2011

Mr. Roberto Oliveira de Lima
Chief Executive Officer
Vivo Participacoes S.A.
Av. Douter Chucri Zaidan 860, 04583-110
Sao Paulo, SP, Brazil

>    **Re:     Vivo Participacoes S.A.**
>    **Form 20-F for Fiscal Year Ended December 31, 2009**
>    **Filed March 31, 2010**
>    **File No. 333-09470**

Dear Mr. Oliveira de Lima:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/
Larry Spirgel
Assistant Director

cc:     Diane G. Kerr, Esq.
Davis Polk & Wardwell LLP
Fax: (212) 701-5529